Preliminary Term Sheet and Computational Materials



**Oncor Electric Delivery
Transition Bond Company LLC,
*Issuer***

**$790,000,000*
Transition Bonds, Series 2004-1**

**Oncor Electric Delivery Company,
*Servicer***



Transaction Overview

This transaction is pursuant to the Texas Electric Utility Restructuring Act enacted in June 1999 ("Restructuring Act"). The Restructuring Act authorizes Texas electric utilities to recover the costs of their generation-related regulatory assets and certain qualified costs using transition bonds supported by irrevocable financing orders issued by the Public Utility Commission of Texas ("PUCT").

Pursuant to the PUCT's irrevocable financing order of August 5, 2002 (the "Financing Order"), Oncor Electric Delivery Company ("Oncor") established a bankruptcy-remote special purpose subsidiary company ("Issuer") that will issue transition bonds ("series 2004-1 bonds"). The PUCT has authorized a special non-bypassable financial charge ("Transition Charge" or "TC") on all retail electric consumers, including the State of Texas and other governmental entities, in Oncor's service territory (approximately 2.7 million consumers) to pay principal and interest and other administrative expenses of the offering. Oncor will collect Transition Charges on behalf of the Issuer and remit the Transition Charges daily to the Indenture Trustee. Transition Charges are required to be adjusted annually, and in some instances every six months, to ensure timely payment of principal and interest.

The PUCT guarantees that it will take specific actions pursuant to the Financing Order, as expressly authorized by the Restructuring Act, to ensure that Transition Charge revenues are sufficient to pay principal and interest on the series 2004-1 bonds. The series 2004-1 bonds will not be a liability of Oncor or any of its affiliates (other than the Issuer). The series 2004-1 bonds will not be a debt or obligation of the State of Texas, the PUCT or any other governmental agency or instrumentality, and are not a charge on the full faith and credit or taxing power of the State of Texas.

Merrill Lynch & Co.	**Wachovia Securities**
Banc of America Securities LLC	**Bear, Stearns & Co. Inc.**
Citigroup	**Credit Suisse First Boston**

M.R. Beal & Company
_____

Saber Partners, LLC
Financial Advisor to the Public Utility Commission of Texas

* Preliminary; subject to change



$790,000,000*
Oncor Electric Delivery Transition Bond Company LLC
Transition Bonds, Series 2004-1

Summary of Terms

Anticipated Bond Structure

Tranche[1]	Size ($MM)	Expected Average Life (Years)	Scheduled Maturity[2]	Payment Window (Months)	Interest Rate

Issuer .... Oncor Electric Delivery Transition Bond Company LLC, a bankruptcy-remote limited liability company, wholly-owned by Oncor, which carries out non-commercial functions at the behest of, and is responsible to, the State of Texas and the PUCT.

Expected Ratings .... Aaa/AAA/AAA by Moody's, S&P and Fitch, respectively.

Parent/Seller/Servicer............ Oncor is a State of Texas fully regulated electric transmission and distribution utility wholly-owned by TXU US Holdings Company, a wholly-owned subsidiary of TXU Corp.

Oncor provides delivery services to retail electric providers in its service territory, which sell electricity to over 2.7 million consumers in north-central, eastern and western Texas.

PUCT Financial Advisor .... Saber Partners, LLC ("Saber") (co-equal decision maker with Issuer).

Bond Structure....................... Sinking fund bond; tranches pay sequentially.

Payment Dates and Interest Accrual................................... Semi-annually, [February] and [August]. Interest will be calculated on a [30/360] basis. The first scheduled payment date is [August 15], 2004.

Optional Redemption............. None. Non-call life.

Weighted Average Life Profile...................................... Stable. There is no prepayment risk. Extension risk is statistically insignificant.

Please see "Mandated True-up Mechanism to Ensure Payment Schedule" and "Mandated True-up Mechanism" below.

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1 Each tranche pays sequentially.
2 The final maturity (i.e., the date by which the principal must be repaid to prevent a default) of each tranche of the series 2004-1 bonds is two years after the scheduled maturity date for such tranche.

* Preliminary; subject to change.

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Security....................................	The irrevocable right, pursuant to the Financing Order implemented by the PUCT, to bill and collect a non-bypassable consumption-based charge from all retail consumers of electricity, including the State of Texas and other governmental entities, in Oncor's historic service territory ("Series 2004-1 Transition Property").
	In addition, there is an overcollateralization subaccount (accumulated in equal installments over the life of the series 2004-1 bonds up to 0.5% of the initial principal balance of the bonds), a capital subaccount (upfront deposit of 0.5% of the series 2004-1 bonds' initial principal balance), and a reserve subaccount (containing excess amounts, if any, not needed to make payments on the series 2004-1 bonds).
Mandated True-up Mechanism to Ensure Payment Schedule....	The Restructuring Act requires Transition Charges on all retail electric consumers, including the State of Texas and other governmental entities, to be adjusted annually, and in some instances every six months, to ensure timely payment of principal and interest. There is no "cap" on the level of Transition Charges that may be imposed on consumers of electricity, including the State of Texas and other governmental entities, to meet scheduled principal and interest on the series 2004-1 bonds. The True-up Mechanism is intended to guarantee the recovery of Transition Charges in amounts sufficient to pay interest, scheduled principal and other required amounts on a timely basis.
	The True-up Mechanism and all other obligations of the State of Texas and the PUCT set forth in the Financing Order are direct, explicit, irrevocable and unconditional upon issuance of the series 2004-1 bonds, and are legally enforceable against the State of Texas and the PUCT. Please see "Mandated True-up Mechanism" below.
Type of Offering	SEC registered.
Additional Ongoing Disclosure; Transparency (Website)	The indenture under which the series 2004-1 bonds will be issued requires all of the periodic reports that the Issuer files with the SEC, the principal transaction documents and other information concerning the Transition Charges and security relating to the series 2004-1 bonds to be posted on the website associated with the Issuer's parent, located at **www.oncorgroup.com**. Furthermore, so long as any series 2004-1 bonds are outstanding, the Issuer also is obligated to continue filing periodic reports under the Securities Exchange Act of 1934 and the rules, regulations or orders of the SEC, even if it would otherwise be permitted to suspend such filings.
Tax Treatment	Fully taxable.
ERISA Eligible	Yes.
Indenture Trustee...................	The Bank of New York.
Expected Settlement..............	[_____, 2004], settling flat. DTC, Clearstream and Euroclear.

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Use of Proceeds.................... Paid to the parent company, Oncor, to retire debt or equity. May not be used for general corporate purposes or commercial purposes.

Relationship to the Series
2003-1 Bonds.......................... On August 21, 2003, the Issuer issued and sold $500,000,000 of transition bonds ("series 2003-1 bonds") in accordance with the Financing Order. Issuance of the series 2004-1 bonds does not require the prior approval of the holders of the series 2003-1 bonds. However, the series 2004-1 bonds may not be issued unless the applicable rating agencies confirm that such issuance would not result in a reduction or withdrawal of the then-current ratings on the outstanding series 2003-1 bonds.

The security pledged to secure the series 2004-1 bonds will be separate from that securing the series 2003-1 bonds or any other series of transition bonds. The collection of Transition Charges and the timely payment of all amounts in respect of the series 2003-1 bonds will not adversely affect collections of Transition Charges and timely payment of all amounts in respect of the series 2004-1 bonds.

The outstanding series 2003-1 bonds are currently rated Aaa/AAA/AAA.

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Parties to Transaction

The following chart represents the parties to the transactions underlying the offering of the series 2004-1 bonds. It describes their roles and relationships to the other parties:


Retail Electric Consumers
(2.7 million)
Pays Transition Charges
based on Consumption
Issues Financing Order;
Approves Transition Charges
on Customer Bills
Retail Electric
Providers (REPS)
Public Utility Commission of Texas
(PUCT)
Pays Transition Charges
whether or not received
Calculates Charges by Customer Class to
meet Payment Schedule; Prepares True-
Up; Submits Filing to PUCT
Oncor Electric Delivery
(Servicer)
Pays Daily to Trustee
All Transition Charges Collected
Issues the Transition Bonds; Purchases
Transition Property from Oncor
Transition Bond
Indenture Trustee
Oncor Electric Delivery Transition
Bond Company, LLC
(Issuer)
Pays Principal and
Interest Semi-annually
Bondholders

.

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Weighted Average Life Sensitivity

Changes in the expected weighted average lives ("WAL") (months) of three hypothetical tranches of series 2004-1 bonds with weighted average lives of 3, 7 and 10.46 years, respectively, in relation to variances in actual energy consumption levels (retail electric sales) from forecasted levels are shown below. There can be no assurance that the weighted average lives of the actual tranches of the series 2004-1 bonds will be as shown below.



**Weighted Average Life by Tranche
(Base and Stress Case Scenarios)**

SEVERE STRESS CASES

Over the last ten years ending December 31, 2002, Oncor's annual forecast error has not exceeded 6%, and its ten-year average forecast error is less than 1% (0.77%).

EXAMPLE #1: 5% Decline In Consumption (1.5 Standard Deviations From Mean) Vs. Forecasted Levels Results In No Change In WAL

If retail electric sales are 5% less than the forecasted energy consumption each year for *twelve consecutive years*, there would be no change in the WAL of any tranche of series 2004-1 bonds.

EXAMPLE #2: 15% Decline In Consumption (5 Standard Deviations From Mean) Vs. Forecasted Levels Results In 0.7–1.6 Months Change In WAL

If retail electric sales are 15% less than the forecasted energy consumption each year for *twelve consecutive years*, the WAL of Tranche 3 would extend by less than a month. The WAL of the other tranches would extend from approximately 1.2 to 1.6 months.

———————

For the purposes of preparing the chart and examples above, the following assumptions, among others, have been made:

- The forecast error stays constant over the life of the series 2004-1 bonds and is equal to 5% or 15% as stated in the chart above. The servicer will true-up Transition Charges so as to ensure the billing of TCs expected to be necessary to generate the collection of amounts sufficient to (a) pay ongoing fees and expenses, (b) timely provide for all scheduled payments of principal and interest and (c) fund the capital and overcollateralization subaccounts to their required levels;

- Periodic annual standard true-ups on a transaction year basis;

- Interim true-ups have been modeled to be implemented only after a 5% variance from the expected amortization schedule (taking into account amounts in the reserve subaccount) has occurred;

- No non-standard true-ups have been modeled; and

- Settlement date of March 2004.

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Mandated True-up Mechanism

The PUCT's irrevocable Financing Order requires that Transition Charges be reviewed and adjusted at least annually with respect to the series 2004-1 bonds. In addition, under the servicing agreement between the Issuer and Oncor, Oncor must seek interim (every six months) and non-standard (adjustments between and among customer classes) true-up adjustments when certain conditions are met. Please see "Mandated True-up Mechanism to Ensure Payment Schedule" in the Summary of Terms above and descriptions below.

REQUIRED ANNUAL TRUE-UPS

STEP 1: Each year, Oncor computes the total dollar requirement for the series 2004-1 bonds for the coming year, which includes scheduled principal and interest payments and all other permitted costs of the transaction.

STEP 2: Oncor allocates this total dollar requirement among specific customer classes (e.g., residential, commercial, industrial).

STEP 3: Oncor forecasts consumption by each customer class.

STEP 4: Oncor divides the total dollar requirement for each customer class by the forecast consumption to determine the transition charge for that customer class.

STEP 5: Oncor must make a true-up filing with the PUCT, specifying such adjustments to the Transition Charges as may be necessary, regardless of the reason for the difference between forecasted and required collections. Adjustments to the Transition Charges are immediately reflected in customer bills, beginning with their next monthly billing cycle.

_____

REQUIRED AND OPTIONAL INTERIM TRUE-UPS

Oncor must seek an interim true-up once every six months if

(i) Oncor expects, at the next payment date, more than a 5% variation between actual principal balance of the series 2004-1 bonds plus amounts on deposit in the reserve subaccount and the bond amortization schedule or

(ii) an interim true-up is needed to meet any rating agency requirement that the series 2004-1 bonds be paid in full at scheduled maturity.

Furthermore, Oncor may seek interim true-up adjustments at any time during the term of the series 2004-1 bonds (but not more often than once every six months) to correct any undercollection or overcollection of Transition Charges, regardless of cause, based on rating agency and bondholder considerations.

_____

REQUIRED NON-STANDARD TRUE-UPS

Oncor must seek a non-standard true-up if forecasted consumption for any customer class for an upcoming period has decreased by more than 10% as compared to consumption for each class for the 12 months ended April 30, 1999, in order to reallocate charges among all customer classes (subject to a 90-day review by the PUCT prior to implementation).

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QUESTIONS AND ANSWERS ON TRUE-UP

Q: *Can customers avoid paying Transition Charges if they switch electricity providers?*

A: No. The Restructuring Act provides that the TCs are nonbypassable. Nonbypassable means that these charges are collected from all existing retail customers of a utility and all future retail consumers of electricity located within the utility's historical certificated service area as it existed on May 1, 1999. The Issuer is generally entitled to collect TCs from those consumers even if they elect to purchase electricity from another supplier or choose to operate self-generation equipment. The Issuer is entitled to collect TCs from these consumers even if the utility goes out of business and the utility's service area is acquired by another utility or is municipalized.

Q: *Are there any circumstances, or any reason, in which the True-up Mechanism would not be applied to customer bills, e.g., economic recession, temporary power shortages, blackouts, bankruptcy of the parent company?*

A: No. Once the series 2004-1 bonds are issued, the irrevocable Financing Order including the True-up Mechanism is unconditional. If collections fall below forecasted revenues, *regardless of the reason*, Oncor is required annually to submit to the PUCT an adjustment to the charge. If, after six months, collections fall below forecast by 5% or more for any reason, Oncor must submit to the PUCT another True-up adjustment. The PUCT will confirm the mathematical accuracy of the submission and has authorized the imposition of the adjusted charge in the customer's next billing cycle.

Q: *Could the Financing Order be rescinded or altered or the PUCT fail to act to implement the True-up mechanism?*

A: No. The Financing Order is irrevocable. The True-up Mechanism and all other obligations of the State of Texas and the PUCT set forth in the Financing Order are direct, explicit, irrevocable and unconditional upon issuance of the series 2004-1 bonds and are legally enforceable against the State of Texas and the PUCT.

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Glossary

"Security"   All assets held by the indenture trustee for the benefit of the holders of the series 2004-1 bonds. Most assets of the Issuer in respect of the series 2004-1 bonds will be held by the indenture trustee in a segregated account established pursuant to an indenture (the "series 2004-1 Collection Account").

The Issuer's principal asset securing the series 2004-1 bonds will be Series 2004-1 Transition Property. Series 2004-1 Transition Property is a present property right created pursuant to the Texas Electric Utility Restructuring Act and the Financing Order, which became final and non-appealable on January 30, 2003. The Series 2004-1 Transition Property is not a receivable. It is the irrevocable right to impose, collect and receive non-bypassable TCs. Please see "Security" under Summary of Terms, above. Collateral pledged to secure the series 2004-1 bonds will be separate from that securing the series 2003-1 bonds or any other series of transition bonds. Please see "Relationship to the Series 2003-1 Bonds."

"Legal Structure"   The Restructuring Act provides, among other things, that the Series 2004-1 Transition Property is a present property right created pursuant to such Act and the Financing Order. The Financing Order includes affirmative findings to the effect that (i) the Financing Order is final and not subject to PUCT rehearing, (ii) the Issuer's right to collect Transition Charges is a property right against which bondholders will have a perfected lien upon execution and delivery of a security agreement and filing of notice with the Secretary of State, and (iii) the State of Texas (including the PUCT) has pledged not to take or permit any action that would impair the value of the transition property, or, except for the periodic true-up, reduce, alter or impair the Transition Charges to be imposed, collected and remitted to bondholders, until the bonds have been paid in full.

"Principal Payments"   Principal will be paid sequentially. No tranches will receive principal payments until all tranches of a higher numerical designation have been paid in full unless there is an acceleration of the series 2004-1 bonds following an event of default in which case principal will be paid to all tranches on a pro-rata basis. Please see "Scheduled Amortization."

"Ratings"   A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. No person is obligated to maintain the rating on any series 2004-1 bond, and, accordingly, there can be no assurance that the ratings assigned to any tranche of series 2004-1 bonds upon initial issuance will not be revised or withdrawn by a rating agency at any time thereafter.

"State Pledge"   The State of Texas (including the PUCT) has pledged that it will not take or permit any action that would impair the value of the Series 2004-1 Transition Property or reduce, alter or impair the TCs until the related series 2004-1 bonds are fully repaid or discharged, other than specified true-up adjustments to correct any overcollections or undercollections. No voter initiative or referendum process currently exists in Texas.

"Transition Charges or TCs"   TCs are statutorily-created, non-bypassable, consumption-based per kilowatt hour and per kilowatt charges. TCs are irrevocable and payable, through retail electric providers, by retail electric consumers, including the State of Texas and other governmental entities, within Oncor's historic service territory. There is no "cap" on the level of Transition Charges that may be imposed on future consumers of electricity, including the State of Texas and other governmental entities, to meet scheduled principal and interest on the series 2004-1 bonds.

TCs are calculated to ensure collection of revenues sufficient to (a) pay periodic expenses associated with the series 2004-1 bonds; (b) make scheduled payments of principal and interest (including required payments to the swap counterparty, if any) on the series 2004-1 bonds; (c) fund scheduled deposits to the overcollateralization subaccount; and (d) replenish any amounts previously withdrawn from the overcollateralization subaccount or the capital subaccount.

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All information in this Preliminary Term Sheet and Computational Materials, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the information contained in any final Prospectus and related Prospectus Supplement for any securities actually sold to you. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. This material is based on information provided by Oncor Electric Delivery Transition Bond Company LLC and Oncor Electric Delivery Company with respect to the expected characteristics of the Series 2004-1 Transition Property securing these securities. The actual characteristics and performance of the Series 2004-1 Transition Property will differ from the assumptions used in preparing these materials, which are hypothetical in nature. Changes in the assumptions may have a material impact on the information set forth in these materials. Saber Partners, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and M.R. Beal & Company, and their affiliates make no representation or warranty with respect to the appropriateness, usefulness, accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus and Prospectus Supplement prepared by the Issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus and Prospectus Supplement. Such Prospectus and Prospectus Supplement will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus and Prospectus Supplement. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein and is therefore subject to change. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied on for such purposes. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Although the analyses herein may not show a negative return on the securities referred to herein, such securities are not principal protected and, in certain circumstances, investors in such securities may suffer a complete or partial loss on their investment.   Saber Partners, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and M.R. Beal & Company disclaim any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and M.R. Beal & Company, and others associated with them may have positions in, and may effect transactions in, securities and instruments of the Issuer and may also perform or seek to perform investment banking services for the Issuer and Oncor. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supercedes all prior information regarding such assets. Saber Partners, LLC is acting as financial advisor to the PUCT. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and M.R. Beal & Company are acting as underwriters. Neither Saber Partners, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Suisse First Boston, LLC, Citigroup Global Markets Inc., nor M.R. Beal & Company is acting as an agent for the Issuer or its affiliates in connection with the proposed transaction. **NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY**.